Exhibit 99.b(2)

Execution Version

CONFIDENTIAL

August 12, 2025

SI Swan UK Bidco Limited
c/o Advent International, L.P.
800 Boylston Street
Boston, MA 02199

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the several commitments (in the aggregate, the “Commitment”) of each of the funds listed on Schedule A attached hereto (each a “Fund” and collectively, the “Funds”) to purchase, directly or indirectly and through one or more intermediate vehicles or Persons, on the terms and subject to the conditions contained herein, equity interests of SI Swan Guernsey Holdco Limited, a newly formed private limited company incorporated under the laws of Guernsey (“Parent”). It is contemplated that (a) pursuant to that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of the date hereof, by and among Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), Parent, SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), Merger Sub will, subject to the terms and conditions thereof, merge with and into the Company (the “Merger”), with the Company being the surviving company, and (b) by virtue of the Merger, the Company will become a wholly owned Subsidiary of Parent. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1. Commitments. Each Fund hereby severally (and not jointly or jointly and severally) commits to purchase or cause to be purchased at or prior to the Closing, directly or indirectly and through one or more intermediate vehicles or Persons, on the terms and subject to the conditions set forth herein, equity or debt securities of Parent with a cash purchase price up to the amount set forth opposite such Fund’s name on Schedule A hereto (each a “Commitment Amount”, and the aggregate cash purchase price payable by all of the Funds collectively, not to exceed $1,320,000,000.00, the “Aggregate Commitment”), the net proceeds of which, together with the net proceeds of the Debt Financing, will be used, as needed, solely to (a) fund the Aggregate Merger Consideration as and when required to be paid, or caused to be paid, by Parent at the Closing pursuant to Section 2.2(a) of the Merger Agreement, and solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4 of the Merger Agreement and (b) pay fees and expenses required to be paid by Parent or any of its Subsidiaries at the Closing in connection with the transactions contemplated by the Merger Agreement (collectively, the “Closing Payments”). Notwithstanding the foregoing, (i) the Aggregate Commitment to be funded pursuant to this Agreement shall be reduced to the extent that the transactions contemplated by the Merger Agreement can be consummated with such reduced equity or debt funding, (ii) each Fund may allocate all or a portion of its Commitment Amount to one or more permitted assignees in accordance with Section 12, and the Commitment Amount of such Fund hereunder will be reduced dollar-for-dollar by any amounts actually contributed to Parent by such permitted assignees (and not returned or used to satisfy any other obligations other than the Closing Payments) at or prior to the Closing, and (iii) no Fund will have any obligation under any circumstances to contribute to, purchase equity or debt securities of, or otherwise provide funds to, Parent in any amount in excess of its respective Commitment Amount (as may be reduced in accordance with the terms of this Agreement).

2. Conditions. Each Fund’s obligation to fund its respective Commitment Amount shall be subject to (a) the execution and delivery of the Merger Agreement by each of the parties thereto, (b) the satisfaction or waiver in writing of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Closing set forth in Sections 7.1 and 7.3 of the Merger Agreement (in each case, other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver in writing of such conditions at the Closing), (c) the substantially contemporaneous funding of the Debt Financing in accordance with the terms of the Debt Commitment Letter (or any Alternative Financing) and (d) the substantially concurrent consummation of the Closing in accordance with the terms of the Merger Agreement.

3. Limited Guarantee; Exclusive Remedy. Concurrently with the execution and delivery of this Agreement, the Funds are executing and delivering to the Company a limited guarantee, dated as of the date hereof, pursuant to which the Funds have agreed to guarantee certain of Parent’s payment obligations under the Merger Agreement (the “Limited Guarantee”). The Funds acknowledge and agree that if the conditions described in Section 2 above are satisfied, the Company shall have the right to specific performance of Parent’s right to enforce each Fund’s obligation to fund its respective Commitment Amount hereunder, pursuant to and on the terms and subject to the conditions of Section 9.10(b) of the Merger Agreement and the terms set forth herein, and, for greater certainty, without any requirement that such enforcement be with the consent or at the direction of Parent (the “Specific Performance Rights”). Other than the Specific Performance Rights and the other Retained Claims (as defined in the Limited Guarantee), the Company’s right to receive payment of the Parent Termination Fee on the terms and subject to the conditions of Section 8.3(c) of the Merger Agreement and (without duplications) the Limited Guarantee is and shall be the sole and exclusive direct or indirect remedy (whether at law or in equity) available to the Company and its direct and indirect security holders and its and their respective Affiliates (or available to any Person claiming by, through, or on behalf or for the benefit of any of them) against the Funds or any other Non-Recourse Party (as defined in the Limited Guarantee) with respect to any claim (including, without limitation, lost profits, lost revenues, lost opportunities, diminution in value and consequential, indirect, punitive or other special damages, and whether at law, in equity, in contract, in tort, under statute or otherwise, regardless of legal theory) arising under or related to the Merger Agreement, the Limited Guarantee or this Agreement or the transactions contemplated hereby or thereby or related negotiations, including without limitation in connection with any breach or alleged breach by Parent or Merger Sub of any obligation under or related to the Merger Agreement (whether or not any such breach or alleged breach is caused by a Fund’s breach of its obligations under this Agreement) and any breach or alleged breach by a Fund of its obligations under or related to the Limited Guarantee or this Agreement. Notwithstanding anything herein or in the Merger Agreement to the contrary, each Fund’s obligation to fund such Fund’s respective Commitment Amount hereunder shall be such Fund’s sole and exclusive payment obligation in the event of any successful claim for Specific Performance Rights, and in no event shall any Fund (or any Affiliate thereof or other Non-Recourse Party) be liable in excess of its respective Commitment Amount or be required to fund its respective Commitment Amount to any Person other than Parent under the terms of this Agreement, the Merger Agreement or applicable Law, or have any obligation to fund any portion of the Debt Financing in the event of any order of specific performance or otherwise. Each party agrees not to raise any objections to the granting of an injunction, specific performance or similar equitable relief, or the availability of the Specific Performance Rights, when expressly available pursuant to the terms of this Agreement on the basis that any Person has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Funds further agree that the Company shall not be required to secure or post any bond in connection with the exercise of the Specific Performance Rights.

4. Confidentiality. This Agreement shall be treated as confidential and is being provided to Parent and the Company solely in connection with the Merger. This Agreement may not be used, circulated, quoted or otherwise referred to in any document (other than in the Merger Agreement and any agreements or documents contemplated thereby or the Limited Guarantee) by Parent or the Company or their respective Affiliates except with the prior written consent of Parent and the Funds in each instance; provided, that no such written consent is required for any disclosure of this Agreement by Parent, the Funds, the Company or their respective Affiliates to (a) the extent required by applicable Law or securities Laws (provided, that Parent or the Company, as applicable, will, to the extent legally permissible and reasonably practicable, provide the Funds an opportunity to review and comment upon such proposed disclosure in advance of such disclosure being made); (b) to the extent necessary in order to enforce its rights under the Merger Agreement, this Agreement or the Limited Guarantee or the transactions contemplated hereby or thereby; (c) to Representatives of either Parent or the Company who need to know of the existence of this Agreement in connection with the transactions contemplated hereby; and (d) to the securityholders of the Company in summary form for purposes of soliciting proxies or as part of a proxy statement or the Schedule 13E-3 by providing a copy of this Equity Commitment Letter.

5. Representations and Warranties. Each Fund hereby represents and warrants to Parent that (a) such Fund is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited partnership power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by such Fund has been duly and validly authorized and approved by all necessary general partner, manager or other organizational action by it, (c) this Agreement has been duly and validly executed and delivered by it and (assuming due execution and delivery of this Agreement, the Merger Agreement and the Limited Guarantee by all the other parties hereto and thereto) constitutes a legal, valid and binding obligation of such Fund, enforceable against such Fund in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law), (d) to the extent, if any, that such Fund’s governing documents or other agreements limit the amount such Fund may commit to any one investment, such Fund’s Commitment Amount is less than the maximum amount that such Fund is permitted to invest in any one portfolio investment pursuant to the terms of such governing documents or other agreements, (e) such Fund has, and for so long as this Agreement shall remain in effect will have, uncalled capital commitments or otherwise has available funds in excess of the sum of such Fund’s Commitment Amount plus the aggregate amount of all other commitments and obligations of such Fund that are currently outstanding, (f) the execution, delivery and performance by such Fund of this Agreement do not violate (i) such Fund’s agreement of limited partnership or other organizational documents or (ii) any law, regulation, rule, decree, order or judgment binding on such Fund or its assets, in the case of the foregoing clause (f)(ii), except as is not known to such Fund as of the date hereof and as would not reasonably be expected to impair or adversely affect the performance of such Fund’s obligations hereunder, and (g) all consents, approvals, authorizations, permits of, filings with, and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Equity Commitment Letter by such Fund have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity or regulatory body is required in connection with the execution, delivery or performance of this Equity Commitment Letter, except as required for the consummation of the Transactions under the Merger Agreement or is not known to such Fund as of the date hereof and as would not reasonably be expected to impair or adversely affect the performance of such Fund’s obligations hereunder. Parent represents and warrants to the Funds that Parent is not relying upon any statement, agreement, undertaking, understanding, representation or warranty on the part of any Fund, except for the representations and warranties of the Funds expressly set forth in this Section 5.

6. Parties in Interest; Enforceability. This Agreement is solely for the benefit of, and shall only be binding upon, the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to, and does not, confer upon any other Person any benefits, rights or remedies, except that (a) the Company is an express third-party beneficiary of, and has the right to enforce, Sections 6, 7, 10, 11 and 12 of this Agreement and the Specific Performance Rights described in Section 3 of this Agreement and no others and (b) any Non-Recourse Party may rely upon and enforce the provisions of Sections 3 and 13 hereof. Subject to the foregoing, this Agreement may only be enforced (i) by Parent at the direction of the Funds or (ii) by the Company pursuant to the Specific Performance Rights and the Company’s express rights to notice or consent pursuant to Section 7 and Section 12 of this Agreement. Neither Parent’s creditors (other than the Company to the limited extent provided herein) nor any Person claiming by, through, or on behalf or for the benefit of, Parent, the Company, or any Affiliate or direct or indirect equity holder of the foregoing shall have any right to enforce this Agreement or to cause Parent to enforce this Agreement.

7. Amendment. No amendment, modification or waiver of any provision of this Agreement will be enforceable unless approved in writing by Parent, the Funds and the Company. Except as expressly permitted in Section 12, no transfer of any rights or obligations hereunder shall be permitted without the consent of Parent, the Funds and the Company. Any transfer in violation of the preceding sentence shall be null and void. The Company shall be an express and intended third-party beneficiary of this Section 7.

8. Termination. This Agreement and all obligations of the Funds or their respective permitted assigns under this Agreement (including to fund any portion of their respective Commitment Amounts) will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Closing and the payment of all amounts required to be paid by Parent at the Closing pursuant to the Merger Agreement (at which time all such obligations shall be discharged), (b) any valid termination of the Merger Agreement pursuant to its terms, (c) payment by Parent, the Funds or any of their Affiliates of the Parent Termination Fee in full pursuant to the Merger Agreement (including, without limitation, any payment by the Guarantors (as defined in the Limited Guarantee) under the Limited Guarantee in respect of such obligations), (d) the Company (or any of its Affiliates or their respective Representatives acting in the name and for and on the behalf of any of the foregoing Persons) asserting a claim against any of the Funds or any Non-Recourse Party (as defined in the Limited Guarantee) under or in connection with the Limited Guarantee, this Agreement or the Merger Agreement (the foregoing clause (d), a “Disqualifying Action”), other than the Company asserting any Retained Claim against any Non-Recourse Party to the extent such Retained Claim is expressly permitted to be asserted pursuant to Section 9 of the Limited Guarantee (provided, however, that prior to the Funds’ obligation to fund their respective Commitment Amounts terminating pursuant to this clause (d), the Funds must provide the Company with prior written notice of such alleged Disqualifying Action and if the Company shall cause such Disqualifying Action to be withdrawn from the applicable claim within five Business Days following receipt of such notice, then this Agreement, including the Funds’ obligation to fund their respective Commitment Amounts, shall not terminate as a result of such Disqualifying Action having been asserted), and (e) the payment in full of the Aggregate Commitment to Parent. Upon termination of this Agreement, no Fund or its respective permitted assignees shall have any further obligations or liabilities hereunder, although such termination shall not relieve any Fund of any liability or obligation it may have under the Limited Guarantee (solely to the extent expressly provided in the Limited Guarantee).

9. Headings; Construction. The descriptive headings contained in this Agreement are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.  Each party acknowledges that it and its respective counsel have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

10. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) This Agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this Agreement or any of the transactions contemplated hereby or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York.

(b) Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined in the competent courts in the State of New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any Action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein will constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.

11. Entire Agreement; Integration. Together with the Merger Agreement, the Limited Guarantee, the Support Agreement, the Rollover Agreement and the Non-Disclosure Agreement, subject in each case, to the limitations set forth therein, this Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, written or oral, between the Funds or any of their respective Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.

12. No Assignment. Neither this Equity Commitment Letter nor any rights, interests or obligations hereunder, may be directly or indirectly assigned, delegated, sublicensed or transferred, in whole or in part, to any other Person (including any bankruptcy trustee) by operation of law or otherwise, whether voluntarily or involuntarily, without the prior written consent of each of the other parties hereto and the Company, and, if granted, will not constitute a waiver of this requirement as to any subsequent assignment. Notwithstanding the foregoing, without the prior written consent of any other party hereto or the Company, each Fund may assign all or a portion of its obligation to fund its Commitment Amount to one or more investment funds, co-investment vehicles or similar entities that is sponsored, managed and/or controlled by an Affiliate of such Fund, but no such assignment shall relieve any such Fund of its obligations hereunder and the Company shall not be required to seek to enforce its rights against any such assignee prior to seeking to enforce its rights against such Fund. Any purported assignment of this Agreement or the Funds’ Commitment Amounts in contravention of this Section 12 shall be void. The Company shall be an express and intended third-party beneficiary of this Section 12.

13. No Recourse against Affiliates, etc. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding any theory of liability (whether at law or in equity whether sounding in contract, tort, statute or otherwise, including, but not limited to, any theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, prevention, unfairness, undercapitalization, or any other theory), by its acceptance hereof Parent covenants, acknowledges and agrees that (a) no Person other than the Funds shall have any obligation hereunder, (b) notwithstanding that each Fund is a limited partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith may be sought or had against any Non-Recourse Party, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, and (c) no liability whatsoever will attach to, be imposed on or otherwise be incurred by any Non-Recourse Party (other than the Funds) in connection with this Agreement for any obligation of any Fund under this Agreement or in connection with the Commitment, or any claim based on, in respect of, or by reason of this Agreement or the Commitment; provided, however, that nothing in this Section 13 is intended or shall be construed to limit the contractual obligations of the Funds under the Limited Guarantee or the contractual obligations of Parent or Merger Sub under the Merger Agreement; provided, further, that this Section 13 will not be deemed to limit the rights of the Company in respect of any Retained Claim (as defined in the Limited Guarantee) or third party beneficiary rights made expressly available to the Company under this Agreement. It is expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligations of the Funds or any Fund’s successors or permitted assigns under this Agreement or any documents or instruments delivered in connection herewith or in respect of any oral representations or warranties made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity, or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation.

14. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or by .pdf delivered via email), and each such counterpart when executed will be deemed an original instrument and all such counterparts shall together constitute one and the same agreement.

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Sincerely,

Advent Global Technology II

Advent Global Technology II Limited Partnership

Advent Global Technology II-B Limited Partnership

Advent Global Technology II-C Limited Partnership

By:	Advent Global Technology II GP Limited Partnership, General Partner

By:	Advent Global Technology II LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent Global Technology II-A SCSp

Advent Partners AGT II-C SCSp

By:	Advent Global Technology II GP S.à r.l, General Partner

By:	Advent Global Technology II LLC, Manager	By:	/s/ Justin Nuccio
Justin Nuccio, Manager

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Equity Commitment Letter]

Advent Partners AGT II Limited Partnership

Advent Partners AGT II-A Limited Partnership

Advent Partners AGT II-B Limited Partnership

By:	AP AGT II GP Limited Partnership, General Partner

By:	Advent Global Technology II LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Equity Commitment Letter]

Advent International GPE X

Advent International GPE X Limited Partnership

Advent International GPE X-B Limited Partnership

Advent International GPE X-C Limited Partnership

Advent International GPE X-G Limited Partnership

Advent Partners GPE X-C (Cayman) Limited Partnership

Advent Partners GPE X-C-1 (Cayman) Limited Partnership

By:	GPE X GP Limited Partnership, General Partner

By:	Advent International GPE X, LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

Advent International GPE X-A SCSp

Advent International GPE X-D SCSp

Advent International GPE X-E SCSp

Advent Partners GPE X-C SCSp

By:	GPE X GP S.à r.l., General Partner

By:	Advent International GPE X, LLC, Manager	By:	/s/ Justin Nuccio
Justin Nuccio, Manager

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Equity Commitment Letter]

Advent Partners GPE X Limited Partnership

Advent Partners GPE X-A Limited Partnership

Advent Partners GPE X-B Limited Partnership

Advent Partners GPE X-D Limited Partnership

By:	AP GPE X GP Limited Partnership, General Partner

By:	Advent International GPE X, LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Equity Commitment Letter]

Agreed to and accepted:

SI SWAN UK BIDCO LIMITED

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

[Signature Page to Equity Commitment Letter]

schedule A

Fund	Commitment Amount ($)
Advent International GPE X Limited Partnership	338,739,074.50
Advent International GPE X-C Limited Partnership	36,379,934.59
Advent International GPE X-D SCSp	62,049,857.10
Advent International GPE X-G Limited Partnership	234,574,413.34
Advent Partners GPE X Limited Partnership	30,097,261.23
Advent Partners GPE X-B Limited Partnership	5,561,457.01
Advent Partners GPE X-C (Cayman) Limited Partnership	10,654,845.83
Advent Partners GPE X-C-1 (Cayman) Limited Partnership	771,752.61

Advent International GPE X-A SCSp	242,553,556.51
Advent International GPE X-B Limited Partnership	83,592,138.35
Advent International GPE X-E SCSp	44,039,909.38
Advent Partners GPE X-A Limited Partnership	5,580,462.38
Advent Partners GPE X-C SCSp	14,585,044.00
Advent Partners GPE X-D Limited Partnership	820,293.17

Advent Global Technology II Limited Partnership	53,850,159.55
Advent Global Technology II-A SCSp	55,705,335.18
Advent Global Technology II-B Limited Partnership	67,540,690.58
Advent Global Technology II-C Limited Partnership	20,319,661.68
Advent Partners AGT II Limited Partnership	5,056,105.44
Advent Partners AGT II-A Limited Partnership	2,767,504.79
Advent Partners AGT II-B Limited Partnership	1,395,048.87
Advent Partners AGT II-C SCSp	3,365,493.91

Aggregate Commitment:	$1,320,000,000.00